

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

April 4, 2011

Michael Celano
Chief Financial Officer
Kensey Nash Corporation
735 Pennsylvania Drive
Exton, PA 19341

> **Re:** **Kensey Nash Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed September 10, 2010**
> **Form 8-K filed February 3, 2011**
> **File No. 001-34388**

Dear Mr. Celano:

We have reviewed your response letter dated March 14, 2011, and your subsequent filings and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed February 3, 2011

1. We see that on January 28, 2011, you completed the acquisition of certain assets and the assumption of certain operating obligations of Nerites for a purchase price of approximately $20 million. Please provide us with the proposed disclosure you intend to include for this acquisition in your March 31, 2011 Form 10-Q for both management's discussion and analysis and the footnotes to the financial statements.

You may contact Kevin Kuhar, Staff Accountant, at (202) 551-3662 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Tim Buchmiller at (202) 551-3635 if you have questions on other comments. In this regard, do not hesitate to contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant